FRANK ELSENBAST
(952) 943-6516
felsenbast@shopnbc.com

March 20, 2008

Mr. Wayne Carnall, Chief Accountant
Division of Corporation Finance   **BY E-MAIL**
U.S. Securities and Exchange Commission   cfletters@sec.gov
100 F Street, N.E.; Mail Stop 7561
Washington, DC 20549-7561

Re: <u>Waiver for ValueVision Media, Inc. (SEC File No. 0-20243)</u>

Dear Mr. Carnall

ValueVision Media, Inc. (the "Company") hereby requests that for the purpose of complying with Regulation S-X Rule 3-09 ("Rule 3-09") in the Company's Form 10-K for its fiscal year ended February 2, 2008 (the "2007 Form10-K"), the SEC Staff accept the audited financial statements of RLM Media, LLC ("RLM") for the following periods:

- Year ended March 31, 2007

- 15 month period ended April 1, 2006

Background

Description of the Company.

The Company is an integrated direct marketing company that markets, sells and distributes its products directly to consumers through various forms of electronic media and direct-to-consumer mailings. The Company's operating strategy as a multi-channel retailer incorporates television home shopping, internet e-commerce, direct mail marketing and fulfillment services. Products sold on the Company's television network and internet shopping website include jewelry, watches, computers and other electronics, housewares, apparel, cosmetics, fitness products, giftware, collectibles, seasonal items and other merchandise. The Company has been publicly traded since 1991 on NASDAQ under the ticker symbol VVTV.

History of RLM Ownership

In February 2000, the Company entered into an electronic commerce strategic alliance with Polo Ralph Lauren, NBC, NBCi and CNBC whereby the parties created RLM, a joint venture that has primarily operated the Polo.com website. RLM was owned 50% by Polo Ralph Lauren, 37.5% by NBC and its affiliates and 12.5% by the Company. The Company accounted for its ownership interest in RLM using the equity method of accounting in accordance with EITF 03-16 "Accounting for Investments in Limited Liability Companies" and EITF Topic D-46 "Accounting for Limited Partnership Investments".

In the fourth quarter of fiscal 2002, the Company evaluated the carrying value of its investment in RLM, and concluded that as a result of significant operating losses since its formation in 2000 and revisions to the Company's expectations regarding RLM's growth and earnings capability, its ability to generate positive cash flows had diminished. As a result, the Company wrote down its investment in RLM to zero in the fourth quarter of 2002. During fiscal 2005, the Company began recording equity in net income of RLM for its equity interest in RLM after recovering previously unrecorded losses.

On March 28, 2007, the Company sold its entire ownership interest in RLM to Polo Ralph Lauren. The sale of the Company's interest in RLM was completed to dispose of a non-strategic asset. With the sale, the

Company has completed the disposition of RLM and the Company's remaining business consists primarily of its core television and internet retail business.

Fiscal Years

The following table summarizes the fiscal years of the Company and corresponding financial statement reporting periods for RLM:

	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Company:	February 2, 2008	February 3, 2007	February 4, 2006	January 31, 2005
RLM:	March 31, 2007	March 31, 2007	December 31, 2005 and January 1 - April 1, 2006 (transition period)[A]	January 1, 2005

(A) Subsequent to December 31, 2005, RLM changed its fiscal year end from the Saturday nearest to December 31 to the Saturday closest to March 31. As a result of this change RLM prepared financial statements for the 15 month period ended April 1, 2006.

The following tables depicts the financial statements of RLM required to be filed by the Company for each of its fiscal years based on the results of the Rule 3-09 significance tests presented in Appendix A:

	Required in the Company's fiscal 2007 10-K	Proposed to be filed in the Company's fiscal 2007 10-K	Required in the Company's fiscal 2006 10-K	Filed in the Company's fiscal 2006 10-K
RLM Financial Statements for:	Year ended 3/31/2007 (audited)	Year ended 3/31/2007 (audited)	Year ended 3/31/2007 (audited)	(A)
	1/1/2006 – 4/1/2006 (transition period, unaudited)	15 Months ended 4/1/2006 (audited)[B]	1/1/2006 – 4/1/2006 (transition period, unaudited)	15 Months ended 4/1/2006 (audited)[B]
	Year ended 12/31/2005 (unaudited)		Year ended 12/31/2005 (unaudited)	
	Three months ended 4/2/2005 (comparative prior period, unaudited)[C]		Three months ended 4/2/2005 (comparative prior period, unaudited)	
			Year ended 1/1/2005 (unaudited)	

(A) The Company notes that in accordance with Regulation S-X 3-09(b)(2),the Company was required to file the financial statements of RLM for the year ended March 31, 2007 as an amendment to its 10-K within 90 days of RLM's year end, in this case, June 29, 2007. The Company did not file the required financial statements within that period because the audited financial statements were not available.

(B) The footnotes to the audited financial statements contain condensed income statement information for the three month periods ended April 1, 2006 and April 2, 2005.

(C) Note that the comparative prior period information may be presented as separate financial statements or in the footnotes to the financial statements for the transition period.

Application of Rule 3-09 Significance Test

Based on the results of the significance test presented in Appendix A, under Rule 3-09 the Company's investment in RLM is expected to be significant for the Company's fiscal 2007 and was significant for the Company's fiscal 2006. As a result, the table above depicts, the financial statements of RLM the Company is required to file under Rule 3-09 for fiscal 2007 and 2006.

Availability of the Transition Period

RLM has prepared financial statements for the 15 month period ended April 1, 2006 which were filed in the Company's Form 10-K for its fiscal year ended February 3, 2007 (the "2006 Form 10-K)". We understand that such financial statements do not comply with Regulation S-X because the period covered by the financial statements exceeds 12 months.

The Company made repeated attempts to obtain the financial statements for the transition period January 1, 2006 – April 1, 2006 and the year ended December 31, 2005 ("3 month and 12 month periods") from RLM between November 2007 and March 2008 and RLM has refused to provide them.

Further RLM has not prepared financial statements for the three months ended April 2, 2005 (comparative prior period).

Request

As noted in the table above, the Company proposes to file the following financial statements in its Form 10-K for 2007 to satisfy its reporting requirements under Rule 3-09:

- audited financial statements for the year ended March 31, 2007; and

- audited financial statements for the 15 month period ended April 1, 2006. Although, as noted in the table above, this period was not required to be audited, we propose to provide the audited financial statements which includes in the footnotes the condensed income statement information for the three month periods ended April 1, 2006 and April 2, 2005, corresponding to the 3-month transition period and comparative prior year period discussed in the table above.

We understand that under Rule 3-09 we would be required to file the financial statements of RLM for the period April 2, 2006 to March 27, 2007, which corresponds to the period during RLM's fiscal year end March 31, 2007 that the Company held its investment in RLM. We do not believe that the financial statements of RLM for the year ended March 31, 2007 are materially different and therefore propose to file the financial statements for the year ended March 31, 2007 in lieu of the financial statements for the period from April 2, 2006 to March 27, 2007. We will also provide S-X 4-08(g) disclosures related to RLM for the periods required.

As a result of our inability to obtain financial statements for the 3 month transition period, comparative prior period, and the year ended December 31, 2005, the Company is requesting the SEC Staff to accept RLM's audited financial statements for the year ended March 31, 2007 and the 15 month period ended April 1, 2006 in the Company's filing of its 2007 10-K filing for Rule 3-09 purposes. We respectfully request the SEC Staff acceptance for the following reasons:

- As a result of the Company's sale of its equity in RLM, the Company no longer has any influence over RLM to require RLM to provide the requested financial statements. Hence, the Company cannot currently obtain the required RLM financial statements for the periods needed.

- The Company has requested the financial statements for the 3 month and 12 month periods from RLM. In response to the Company's request, RLM informed the Company that it will not provide the financial statements for these periods. Further, the Company believes RLM has no reason or incentive to spend any time, money or other resources to prepare and provide financial statements for the 3 month and 12 month periods that are now over 21 months old.

- The Company's plan to provide summarized financial information required by S-X Rule 4-08 (g) for the periods required would provide investors with information that may be material to their investment decisions.

Given that the Company will be filing its 2007 10-K by April 17, 2008, the Company proposes not to amend its 2006 10-K to include the omitted financial statements.

Conclusion

In conclusion, the Company respectfully requests the SEC Staff to consider the following: (i) the facts as listed above; (ii) the Company has previously provided RLM's audited financial statements for the 15 month period ended April 1, 2006; (iii) RLM informed the Company that it will not provide the 3 month and 12 month period financial statements; (iv) the 3 month and 12 month period financial statements are over 21 months old; and (v) the Company no longer has an investment in RLM.

For the foregoing reasons, the Company respectfully requests that the SEC Staff accept for the purpose of complying with Rule 3-09 in the Company's 2007 Form 10-K, RLM's audited financial statements for the year ended March 31, 2007 and 15 month period ended April 1, 2006.

The Company's audit committee is aware of this request and supports its submission to the SEC. Also, the Company's independent registered public accounting firm, Deloitte & Touche LLP, has reviewed the contents of this letter.

We wish to thank you in advance for your prompt review of this request. If we can facilitate your review of this request, or if you have any questions on any of the information set forth herein, please telephone me at (952) 943-6516 or Nicholas Vassallo, the Company's Vice President and Corporate Controller, at (952) 943-6512. Thank you again for your time and consideration.

Very truly yours,

Frank Elsenbast
Senior Vice President and Chief Financial Officer

cc:
Nathan Fagre, Senior Vice President and General Counsel, ValueVision Media, Inc.
    (by e-mail: nfagre@shopnbc.com)
Nicholas Vassallo, Vice President and Corporate Controller, ValueVision Media, Inc.
    (by e-mail: nvassallo@shopnbc.com)
Peter Ekberg, Faegre & Benson LLP
    (by e-mail: pekberg@faegre.com)
Jonathan Zimmerman, Faegre & Benson LLP
    (by e-mail: jzimmerman@faegre.com)
Brian Mallaro, Engagement Partner, Deloitte & Touche LLP

APPENDIX A

Results of the Significance Tests under Rule 3-09

INVESTMENT TEST SUMMARY:	Fiscal 2007 (A)	Fiscal 2006	Fiscal 2005	Fiscal 2004
	(Thousands, except percentages)			
Company's consolidated assets	361,400	351,980	347,139	350,296
10% threshold	36,140	35,198	34,714	35,030
20% threshold	72,280	70,396	69,428	70,059
Investment in RLM	0	4,139	1,383	0
Significance: Investment in RLM equity method investment	0.00%	1.18%	0.40%	0.00%

(A) The audit of the Company's fiscal 2007 financial statements is not complete. This financial information is subject to audit and not yet final.

Result: The significance test relating to the Investment balance is not met for any of the periods presented

INCOME TEST SUMMARY	Fiscal 2007 (A)	Fiscal 2006	Fiscal 2005	Fiscal 2004
	(Thousands, except percentages)			
Net Income (Loss) from Continuing Operations	22,047	(2,396)	(13,457)	(42,719)
Income tax benefit (provision)	(921)	(75)	762	(25)
Net Income (Loss) from Continuing Operations before tax	22,968	(2,321)	(14,219)	(42,694)
Total earnings from RLM including gain on sale		3,006	1,383	0
Net Income (Loss) from Continuing Operations before tax, adjusted to exclude the earnings from RLM (B)	22,968	(5,327)	(15,602)	(42,694)
10% Threshold	2,297	(533)	(1,560)	(4,269)
20% Threshold	4,594	(1,065)	(3,120)	(8,539)
Income from RLM:				
Equity in income from RLM	609	3,006	1,383	0
Income related to gain on sale of RLM	40,240			
Total earnings from RLM including gain on sale	40,849	3,006	1,383	0
Significance: Income from RLM	177.85%	56.43%	8.86%	0.00%

(A) The audit of the Company's fiscal 2007 financial statements is not complete. This financial information is subject to audit and is not yet final.

(B) In accordance with Regulation S-X, Rule 1-02(w) computational note (1), since a loss was incurred by the Company in Fiscal 2005 and 2006, but not RLM, Net Income(Loss) from Continuing Operations before tax has been adjusted to exclude the equity income from RLM

Result: The significance testing relating to income is expected to be met for fiscal 2007 and has been met for fiscal 2006.